Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
In Millions of Dollars	2007	2006
Fixed Charges:
Interest expense	$492	$453
Interest capitalized	12	15
One-third of rents*	88	76

Total Fixed Charges	$592	$544

Earnings:
Income before income taxes and minority interests	$4,765	$4,217
Fixed charges per above	592	544
Less: interest capitalized	(12)	(15)

	580	529

Amortization of interest capitalized	6	6

Total Earnings	$5,351	$4,752

Ratio of Earnings to Fixed Charges	9.04	8.74

*	Reasonable approximation of the interest factor.